Mail Stop 6010   April 11, 2007

Mr. Anthony A. DiTonno
President and Chief Executive Officer
Neurogesx, Inc.
981 Industrial Road, Suite F
San Carlos, California 94070

> **Re: Neurogesx, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 2 filed April 3, 2007**
> **File No. 333-140501**

Dear Mr. DiTonno:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Consolidated Financial Statements

8. Redeemable Convertible Preferred Stock, page F-20

1.   Please provide us a revised analysis of the beneficial conversion feature relating to your C2 preferred stocks issued in 2006 when you have determined the IPO price.

10. Stockholder's Equity, page F-23

2.   It does not appear that a reassessed value could be done contemporaneously.
        Please revise the disclosure or clarify how you contemporaneously reassessed the
        fair value of your stock. If you had contemporaneous valuations that were done at
        or around the date of grant, please clarify the valuation method used in those
        contemporaneous valuations and state if the valuations were done by related
        parties. Disclose the significant assumptions and factors used in the valuations.
        If you are using contemporaneous valuations done at the time of issuance, please
        remove reference to the reassessed valuations throughout the filing.

3.   It is not clear that your market approach is an acceptable methodology. You state
        on page 35 that you are using several factors. It is not clear how these factors are
        used in a true market approach such as the Guideline Public Company Method or
        the Guideline Transactions Method.   A market approach is based on direct
        comparisons to other enterprises that are comparable. Differences in entity size,
        stage of development, type of product being developed, milestones achieved,
        experience of management, etc. should be taken into consideration and factored
        into the comparables used in assessing your valuation. Your enterprise value is
        then allocated between your common and preferred stock based on an acceptable
        methodology such as the option pricing or probability-weighted expected return
        method.

4.   We acknowledge your revised disclosures on pages 35 through 37 and your
        response to comment 6. When you have determined the IPO price, please
        disclose the intrinsic value of outstanding vested and unvested options based on
        the estimated IPO price and the options outstanding as of the most recent balance
        sheet date presented. Discuss each significant factor contributing to the difference
        between the fair value as of the date of each grant and the estimated IPO price or
        if a contemporaneous valuation by an unrelated valuation specialist was obtained
        subsequent to the grants but prior to the IPO, the fair value as determined by that
        valuation.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Iboyla Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael J. O'Donnell, Esq.
        Bruce K. Davis, Esq.